UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-17506

UST INC. EMPLOYEES’ SAVINGS PLAN

(Exact name of registrant as specified in its charter)

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the UST Inc. Employees’ Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None*

* On January 6, 2009, Armchair Merger Sub, Inc., an indirect wholly-owned subsidiary of Altria Group, Inc. (“Altria”), merged with and into UST Inc. (“UST”), with UST surviving the merger as an indirect wholly-owned subsidiary of Altria. At the effective time of the merger, each share of common stock of UST that was outstanding immediately prior to the effective time of the merger, including each share of common stock of UST that was held in the UST Inc. Employees’ Savings Plan (the “Plan”), was converted into the right to receive $69.50 in cash. On January 30, 2009, UST filed a Post-Effective Amendment to the Plan’s Registration Statement on Form S-8 to remove from registration unsold UST common stock and interests in the Plan. As a result of the foregoing events, interests in the Plan which constituted securities pursuant to the Securities Act of 1933, as amended, no longer exist. This Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, UST Inc. Employees’ Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2009

UST Inc. Employees’ Savings Plan

By:	/s/ Peter C. Faust

Name: Peter C. Faust Title: Vice President, Compensation & Benefits, Altria Client Services Inc.